Laura Flores

Direct Phone:  +1.202.373.6101

laura.flores@bingham.com

April 29, 2014

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Alison White

Re:       DBX ETF Trust - Post-Effective Amendment Nos. 36-43 and Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A; File Nos. 333-170122 and 811-22487

Dear Ms. White:

This letter responds to comments conveyed to us by telephone on January 31, 2014 relating to the DBX ETF Trust (the “Registrant”) Post-Effective Amendment Nos. 36 through 42, as filed on December 23, 2013, Post-Effective Amendment No. 43, as filed on December 26, 2013, and Post-Effective Amendment No. 47, as filed on January 22, 2014, for the purpose of registering shares of the nine new series of the Registrant (each, a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectuses (the “Prospectus”) and Statements of Additional Information (the “SAI”) included in the Registrant’s initial registration statements.

All Funds

General

1.   Comment.    Please update each Fund’s series and class identifiers on EDGAR.

      Response.    Each Fund’s series and class identifiers have been updated on EDGAR as requested.

Prospectus

1.   Comment.    Please confirm the Funds will be sold through a depository institution or, if not, please consider removing the following disclosure from the cover of the prospectus:

Shares in the Fund are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other agency of the U.S. Government, nor are shares deposits or obligations of any bank.

Ms. Alison White
April 29, 2014

      Response.    The Funds are affiliated with a depository institution and the Funds’ names reference the name of the affiliated depository institution. Therefore, the Registrant believes the referenced disclosure is appropriate for the Funds.

2.   Comment.    With respect to the fee table, please confirm acquired fund fees and expenses are not expected to exceed 0.01% and, therefore, a separate line item for acquired fund fees and expenses is not required.

      Response.    The Registrant has confirmed for all of the Funds, except for the db X-trackers Harvest MSCI All China Equity Fund, the estimated acquired fund fees and expenses are not expected to exceed 0.01%. For the db X-trackers Harvest MSCI All China Equity Fund, the Registrant has confirmed the Fund’s estimated acquired fund fees and expenses are expected to exceed 0.01%. We, therefore, have added the acquired fund fees and expenses line item to the Fund’s fees and expenses table.

3.   Comment.    In the fee table, please remove the phrase “After Fee Waivers and/or Expense Reimbursements.”

      Response.    We have removed the phrase from the fees and expenses table of each Fund except for the db X-trackers Harvest MSCI All China Equity Fund. The Registrant has confirmed that the db X-trackers Harvest MSCI All China Equity Fund will be subject to a contractual fee waiver and/or expense reimbursement arrangements. We, therefore, have revised the Fund’s fees and expenses table to include the appropriate fee waiver and/or expense reimbursement line items.

4.   Comment.    We note the Sub-Adviser is a licensed RQFII and has been granted a RQFII quota for the Funds’ investment. Please explain what would happen if the Sub-Adviser is terminated.

      Response.    If the Sub-Adviser were to be terminated, the Funds’ Board of Trustees and the Adviser would attempt to select a replacement sub-adviser that is also a licensed RQFII to ensure the continuous availability of A-Shares to the Funds. The Adviser also may seek to secure a RQFII license in its own right. In the event the Funds and the Adviser are not able secure additional A-Shares quota following the termination of the Sub-Adviser, the Board of Trustees may elect to substantially revise the Funds’ investment strategies or liquidate the Funds.

Ms. Alison White
April 29, 2014

5.   Comment.    Please confirm that each Fund’s policy to invest at least 80% of its total assets in component securities that comprise its Underlying Index complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

      Response.    We confirm that each Fund’s policy to invest at least 80% of its total assets in the component securities of its Underlying Index complies with the terms and conditions of the Trust’s exemptive relief.

6.   Comment.    With respect to each Fund’s investments in swaps: (a) please disclose the types of swap contracts in which the Fund will invest; (b) please disclose if the Fund will write and/or buy swap contracts; (c) to the extent the Fund engages in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets; and (d) to the extent the Fund engages in credit default swaps, please note that when a portfolio engages in credit default swaps it must set aside the full notional value of the swap.

      Response.

a.      The Registrant does not anticipate that a Fund will invest in swaps, unless it is unable to secure a sufficient quota of A-Shares to achieve the Fund’s investment objective. Each Fund, however, reserves the right to invest in any type of swap that will help a Fund to achieve its investment objective and is permitted by its investment policies. At such time as a Fund invests in swaps to a significant extent, the Registrant will augment the Prospectus disclosure as suggested to disclose a Fund’s investment in swaps, including the types of swaps in which it will invest and its segregation obligations.

b.     The Registrant does not anticipate that a Fund will write and/or buy swap contracts, unless it is unable to secure a sufficient quota of A Shares to achieve the Fund’s investment objective. Each Fund, however, reserves the right to write and/or buy swaps if it will help a Fund to achieve its investment objective and is permitted by its investment policies. At such time as a Fund writes and/or buys swap contracts to a significant extent, the Registrant

Ms. Alison White
April 29, 2014

will augment the Prospectus disclosure as suggested to disclose a Fund’s use of swaps, including whether the Fund writes and/or buys swap contracts.

c.      The Registrant has confirmed that to the extent a Fund engages in total return swaps, the Fund will set aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 and related SEC and staff guidance.

d.     The Registrant has confirmed that to the extent a Fund engages in credit default swaps, it will set aside the full notional value of the swap.

7.   Comment.    Please consider shortening the disclosure in the “Summary of Principal Risks” section and including the more robust disclosure in the “A Further Discussion of Principal Risks” section.

      Response.    We respectfully decline to shorten the existing disclosure. We believe all of the existing disclosure is important to an investor’s understanding of each Fund’s investment objective, strategies and risks and, therefore, should be included in the information that will comprise each Fund’s Summary Prospectus.

8.   Comment.    We note that the Prospectus describes investments in derivative instruments. Please confirm that the disclosure regarding derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

      Response.    To the extent applicable, the Registrant believes that the description of the Funds’ investments is consistent with the Barry Miller Letter.

9.   Comment.    In the discussion of “Currency and Repatriation Risk,” please define the acronym “CNY.”

      Response.    We have revised the first sentence of the discussion of “Currency and Repatriation Risk” to define “CNY” as requested.

Ms. Alison White
April 29, 2014

10. Comment.    Please reorder the “Payment to Broker-Dealers and Other Financial Intermediaries” section so that it follows the “Tax Information” section, in accordance with Form N-1A.

      Response.    We have reordered the disclosure as requested.

11. Comment.    We note the section “Additional Information About the Fund’s Investment Strategies and Risks” includes a reference to structured notes. If a Fund invests in structured notes as part of its principal strategies, please include corresponding disclosure in the “Principal Investment Strategies” and “Summary of Principal Risks” sections.

      Response.    The Registrant has confirmed the Funds do not currently intend to invest in structured notes as part of their principal strategies. To the extent they do so in the future, we will revise the Funds’ Principal Investment Strategies and Principal Risks sections as suggested.

12. Comment.    Please update the information in the discussion of “Information About the Underlying Index and Parent Index,” currently listed as of October 31, 2013, to a more recent date.

      Response.    We have updated the information as of a more recent date as requested.

13. Comment.    In each Fund’s “Principal Investment Strategies” section, please explain how A Shares compare to B Shares.

      Response.    For each Fund, except for the db X-trackers Harvest MSCI All China Equity Fund, we respectfully decline to revise the “Principal Investment Strategies” section as requested because the Funds have no current intention to invest in B Shares and including disclosure about B Shares may lead to investor confusion about the Funds’ investments. For the staff’s benefit, however, we have included an explanation below.

Similar to A shares, B shares are shares of companies incorporated in mainland China that are listed on the Shanghai or Shenzhen Stock Exchanges. Unlike A shares, B shares are denominated and traded in foreign currencies (currently Hong Kong dollars and U.S. dollars) and until recently, was the only class of shares listed on the Shanghai and Shenzhen Stock Exchanges available for investment by foreign investors that were not QFIIs or RQFIIs. While B shares are traded alongside A shares, the market for B shares in China is relatively illiquid in comparison to the A shares market.

Ms. Alison White
April 29, 2014

      The db X-trackers Harvest MSCI All China Equity Fund expects to invest in both A-Shares and B-Shares as well as other similar investments. A description of each of these types of investments is currently included in the Fund’s “Principal Investment Strategies.”

14. Comment.    With respect to the first sentence of the fourth paragraph under “Tax Risk,” please explain the legal basis for the 10% reserve and whether such amount would be credited back to the Fund if it is not used to pay taxes.

      Response.    As disclosed in each Fund’s Prospectus, each Fund planned to maintain a reserve of 10% of its realized and unrealized gains from its A-Shares investments to satisfy potential withholding tax liability. The maintenance of the reserve was intended to ensure that shareholders of a Fund at any given time were bearing their pro rata share of the withholding expense rather than deducting the cumulative amount of any withholding imposed by China on a given date and unfairly reducing the returns of the shareholders of the Fund on that date. To the extent the reserve amount was not used to satisfy a Fund’s withholding obligations, the amount would be credited back to the Fund. However, subsequent to the filing and in response to Chinese regulatory developments and industry practice, the Registrant has determined it is not necessary to maintain a reserve of 10% to satisfy potential withholding tax liability. Accordingly, the disclosure related to the 10% reserve has been deleted from the Prospectus and SAI.

15. Comment.    Please file as an exhibit the contract between the Trust and The Bank of New York Mellon with respect to the revolving senior unsecured credit facility.

      Response.    We will file a form of the contract between the Trust and The Bank of New York Mellon with respect to the credit facility as an exhibit to the next post-effective amendment filing for the Funds following the finalization of the contract.

16. Comment.    If the Adviser has the ability to recoup fees waived or expenses reimbursed pursuant to the contractual agreement, please disclose this fact.

      Response.    The Registrant has confirmed that none of the Funds, except for the db X-trackers Harvest All China Equity Fund, are expected to enter into expense limitation agreements. We have revised the Funds’ fees and expenses

Ms. Alison White
April 29, 2014

tables accordingly. The db X-trackers Harvest All China Equity Fund’s expense limitation arrangement does not provide for the Adviser’s ability to recoup fees waived or expenses reimbursed.

17. Comment.    In the discussion of “Manager of Managers Structure,” please clarify that the Order permits the Adviser to enter into sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.

      Response.    We have revised the first sentence of the discussion of “Manager of Managers Structure” to clarify that the Order permits the Adviser to enter into sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval as requested.

SAI

1.   Comment.    For each Fund, please identify the listing exchange and include the applicable ticker symbol on the cover of the SAI.

      Response.    We have identified the listing exchange and each Fund’s ticker symbol on the cover of its respective SAI.

2.   Comment.    Please update the information in the discussion of “Other Accounts Managed,” currently listed as of June 30, 2013, to a more recent date.

      Response.    We have updated the information as of a more recent date as requested.

3.   Comment.    In the discussion of “Portfolio Manager Compensation,” if applicable, please identify any benchmark used to measure portfolio manager performance.

      Response.    The Adviser has confirmed that no benchmark is used to measure the performance of a portfolio manager.

Part C

18. Comment.    For Item 30 in Registrant’s Part C, please include the indemnification language required by Item 510 of Regulation S-K.

Ms. Alison White
April 29, 2014

      Response.    We will include the indemnification language required by Item 510 of Regulation S-K as requested in the Registrant’s next post-effective amendment filing for the Funds.

db X-trackers Harvest China A-Shares Materials Fund

1.   Comment.    Please explain what is meant by the “Materials Sector.”

      Response.    The Materials Sector represents companies that manufacture chemicals, construction materials, glass and paper products, as well as metals, minerals and mining companies. Currently, this description is included under “Materials Sector Risk.” We have, however, revised the Fund’s “Principal Investment Strategies” to also include the description.

db X-trackers Harvest MSCI All China Equity Fund

2.   Comment.    Please update the Fund’s “Industry Concentration Policy” disclosure as of a more recent date.

      Response.    We have updated the disclosure as of a more recent date as requested.

3.   Comment.    Please correct the font size variations on page 17 of the Fund’s SAI.

      Response.    We have corrected the font size variations as requested.

****

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.6101.

Ms. Alison White
April 29, 2014

Sincerely yours, /s/ Laura E. Flores Laura E. Flores cc: Alex Depetris Martin Kremenstein Michael Rosenberg